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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 16, 2002


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth UBS AG's ratio of earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred stock dividends in any of the periods indicated.


                                                       For the year ended
                          For the quarter
                          ended 3.31.02      12.31.01      12.31.00      12.31.99    12.31.98    12.31.97
                          ---------------    --------      --------      --------    --------    --------
International
Accounting Standards
("IAS") (1),(2)                      1.22        1.14           1.23         1.25        1.11        0.95

U.S. Generally Accepted
Accounting Principles
("GAAP") (1),(3)                                 1.10           1.15         1.14        0.80

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1.    The ratio is provided using both IAS and U.S. GAAP values, as the ratio is materially different between the two accounting standards. No U.S. GAAP information is provided for the year ended December 31, 1997 and the quarter ended March 31, 2002 as a GAAP reconciliation was not required for those periods.

2. The deficiency in the coverage of fixed charges by earnings before fixed charges at December 31, 1997 was CHF 851 million.

3. The deficiency in the coverage of fixed charges by earnings before fixed charges at December 31, 1998 was CHF 5,319 million.

                                     EXHIBIT

The following document is furnished herewith for the purpose of adding it to the registration statement of UBS AG on Form F-3 (registration number 333-46930). The exhibit number cited is the number the exhibit would be assigned as exhibit to such registration statement.

Exhibit
Number            Description
-------           --------------

12.1              Statement regarding ratio of earnings to fixed charges

                           INCORPORATION BY REFERENCE

      This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       UBS AG



                                       By: /s/ Robert Dinerstein
                                           ----------------------------
                                           Name: Robert Dinerstein
                                           Title Managing Director

                                       By: /s/ Robert Mills
                                           ----------------------------
                                           Name:  Robert Mills
                                           Title: Managing Director


Date: May 16, 2002